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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

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                                                                [HP INVENT LOGO]

January 18, 2002

Dear HP Shareowner:

    Your Board of Directors and management team have completed a thorough and deliberative strategic process aimed at improving Hewlett-Packard's competitive position and delivering greater shareowner value.

    As a result of this two-year process, we are convinced that merging with Compaq Computer Corporation is by far the single best way to reclaim a leadership role at the center of our industry, and the best and fastest way to increase the value of your investment in HP.

THE NEW HP: STRONGER IN EVERY BUSINESS

    In the technology industry, market leadership drives growth. By merging with Compaq, we become the market leader in servers, storage, and management software -- the essential components of business infrastructure. In one move, we dramatically improve our ability to offer the end-to-end solutions customers demand -- enhancing our prospects in existing accounts and opening doors to new ones.

    We immediately double the size of our services business and become a tier-one player in this important, fast-growing segment. We double the size of our sales force, bolster our research and development budget, and extend our reach into more than 160 countries.

    The merger will enable us to quickly address HP's current challenges in the personal computer business by reducing costs, improving operating margins and leveraging Compaq's successful direct distribution capability.

    Improving the profitability of our other business segments will enable us to continue to increase our investment in innovation and R&D in our market-leading printing and imaging business. Investment is critical to maintaining our leadership in this business, particularly as we enter emerging high-growth markets such as digital imaging and digital publishing.

    The merger will materially improve HP's earnings power through significant cost savings and operating efficiencies. In fact, we expect cost savings to reach more than $2.5 billion annually, adding $5 to $9 of present value to each HP share. Importantly, these benefits will enable us to achieve higher operating margins and profit growth than HP could achieve on its own.

    This sounds like a good deal because it is.

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    In a single strategic move, merging with Compaq will allow HP to accelerate our strategy, strengthen all of our businesses, achieve market leadership in a dynamically changing industry, increase opportunities for our employees and create value for our customers and shareowners. At the same time, we are convinced that if we fail to quickly capitalize on the opportunities and address the challenges confronting our company and our industry, shareowner value will be jeopardized.

WALTER HEWLETT: HE OFFERS NO PLAN TO CREATE VALUE

    You may have received a letter from Walter B. Hewlett opposing HP's proposed merger with Compaq. Walter Hewlett, an heir of HP co-founder Bill Hewlett, is a musician and academic who oversees the Hewlett family trust and foundation. While he serves on HP's Board of Directors, Walter has never worked at the company or been involved in its management. His motivations and investment decisions are likely to be very different from your own.

    Mr. Hewlett is the ONLY member of HP's Board of Directors who believes that resting on our legacy is better than building on it.

    The problem isn't just that he is saying "no" to the merger -- he's giving us nothing to say "yes" to. While opposing the merger, he has failed to propose any alternatives that your Board hasn't already analyzed, debated and rejected because they fail to create sufficient shareowner value.

    While Walter Hewlett has a right to disagree, we strongly object to his flawed presentation of the merger, which misleads rather than informs shareowners. Now, he is asking you to ignore the collective vision, wisdom and experience of his eight fellow Board members and the HP management team. This team represents more than 300 years of business and management leadership, and its members have successfully overseen many large, complex transactions. If Walter Hewlett has his way, we believe this company and your investment will be damaged. Clearly, there is too much at stake for our shareowners to let him prevail.

    In the coming weeks, you will be receiving proxy materials from Walter Hewlett that will argue against the proposed merger. We urge you NOT to return the proxy card that you receive from this dissident shareowner.

    Instead, we invite you to read the detailed information we will be sending you in the near future about the merger and learn why an increasing number of shareowners, analysts, customers and employees believe this merger will transform our industry and provide the best value for shareowners.

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"TO REMAIN STATIC IS TO LOSE GROUND"

    Bill Hewlett and Dave Packard understood that in the face of change, HP could choose to lead or to follow. Always, they chose to lead. In the words of Dave Packard, "Continuous growth was essential for us to achieve our other objectives and to remain competitive. Since we participate in fields of advanced and rapidly changing technologies, to remain static is to lose ground."*

    Today, our industry is again in the midst of profound transformation driven by technical advances, intensified competition and changing customer requirements. To stand still -- in these times, of all times -- is to fall behind. Now is not the time to retreat.

    Instead of resting on HP's legacy, let's build on it.

Sincerely,

Members of Hewlett-Packard's Board of Directors

/s/ PHILIP CONDIT                       /s/ RICHARD HACKBORN
Philip M. Condit                        Richard A. Hackborn
HP Director                             HP Director

/s/ PATRICIA DUNN                       /s/ GEORGE KEYWORTH
Patricia C. Dunn                        George A. Keyworth II
HP Director                             HP Director

/s/ CARLETON S. FIORINA                 /s/ ROBERT KNOWLING
Carleton S. Fiorina                     Robert E. Knowling Jr.
HP Chairman of the Board                HP Director
and Chief Executive Officer

/s/ SAM GINN                            /s/ ROBERT WAYMAN
Sam Ginn                                Robert P. Wayman
HP Director                             HP Director, Executive Vice President
                                        and Chief Financial Officer


* "The HP Way," p. 141

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FORWARD-LOOKING STATEMENTS

This letter contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statement, including any projections of earnings, revenues, synergies, accretion, cost savings, margin improvements or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the merger; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future business or economic conditions or performance; and any statements of belief or any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions described above include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the transaction does not close or that the companies may be required to modify aspects of the transaction in order to obtain regulatory approval; that prior to the closing of the merger, the businesses of the companies suffer due to uncertainty; that the companies are unable to successfully transition customers, successfully execute their integration strategies, or achieve planned synergies; that the companies do not retain and motivate key employees; and other risks that are described further in HP's SEC reports including but not limited to the annual report on Form 10-K for the year ended October 31, 2000 and HP's amended registration statement on Form S-4 filed on January 14, 2002. These documents, in particular HP's amended registration statement on Form S-4, also contain important information regarding forward-looking statements, including but not limited to the assumptions and beliefs underlying financial expectations. HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On January 14, 2002, HP filed an amended registration statement with the SEC containing an amended preliminary joint proxy statement/prospectus regarding the merger. Investors and security holders of HP and Compaq are urged to read the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.
Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of HP and Compaq in favor of the merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Shareowners, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are shareowners for the purpose of assisting in the solicitation of proxies in favor of the merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that Schedule 14A requires the disclosure of certain information concerning them in connection with the merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the merger.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of Compaq and HP in favor of the merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Shareholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available.